FILE No. 82-3437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, Septiembre 12, 2005

05011391

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

PROCESSED
SEP 22 2005
THOMSON
FINANCIAL

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated April 21, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of above mentioned Form dated March 31, 2005.

3. Spanish and English version of the letter dated May 10, 2005 addressed to **Superintendencia de Valores**, announcing to the transaction by 202 shares of the Corporation, in favor of Eduardo Rodríguez Ramírez.

4. Spanish and English version of the letter dated June 29, 2005, addressed to **Superintendencia de Valores**, Announcing to the transaction by 1,490 shares of the Corporation, in favor of Norella Georgina Alzate Vahos.

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

5. Spanish and English version of the remissory letter dated July 22, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

6. Copy of above mentioned Form dated June 30, 2005.

7. Spanish and English version of the letter dated September 5, 2005, addressed to **Superintendencia de Valores**, sending a copy of the merging agreement between Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A..

8. Spanish and English version of the letter dated September 5, 2005, addressed to **The Bank of New York Company, Inc**, sending the document the Merging Agreement and announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

9. Spanish and English version of the letter dated September 6, 2005, addressed to **Superintendencia de Valores**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

10. Spanish and English version of the letter dated September 6, 2005, addressed to **Bolsa de Valores de Colombia S.A.**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

11. Spanish and English version of the letter dated September 6, 2005, addressed to **Fiducolombia Sociedad Fiduciaria S.A.**, sending the document the Merging Agreement and announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

12. Press release in newspaper **La Republica** and **El Pais** dated September 6, 2005, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653-6

13. Spanish and English version of the communication directed to the **Superintendencia de Valores** sending the citation to the assemblies of shareholders.

14. Spanish and English version of the communication directed to the **Superintendencia de Valores** sending Possible Information and the document of merging agreement.

15. Spanish and English version of the document of merging agreement.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

FILE No. 82-3437

RECEIVED
2005 SEP 22 A

Cali, Septiembre 12, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated April 21, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of above mentioned Form dated March 31, 2005.

3. Spanish and English version of the letter dated May 10, 2005 addressed to **Superintendencia de Valores**, announcing to the transaction by 202 shares of the Corporation, in favor of Eduardo Rodríguez Ramírez.

4. Spanish and English version of the letter dated June 29, 2005, addressed to **Superintendencia de Valores**, Announcing to the transaction by 1,490 shares of the Corporation, in favor of Norella Georgina Alzate Vahos.

5. Spanish and English version of the remissory letter dated July 22, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

6. Copy of above mentioned Form dated June 30, 2005.

7. Spanish and English version of the letter dated September 5, 2005, addressed to **Superintendencia de Valores**, sending a copy of the merging agreement between Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A..

8. Spanish and English version of the letter dated September 5, 2005, addressed to **The Bank of New York Company, Inc**, sending the document the Merging Agreement and announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

9. Spanish and English version of the letter dated September 6, 2005, addressed to **Superintendencia de Valores**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

10. Spanish and English version of the letter dated September 6, 2005, addressed to **Bolsa de Valores de Colombia S.A.**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

11. Spanish and English version of the letter dated September 6, 2005, addressed to **Fiducolombia Sociedad Fiduciaria S.A.**, sending the document the Merging Agreement and announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

12. Press release in newspaper **La Republica** and **El Pais** dated September 6, 2005, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

13. Spanish and English version of the communication directed to the **Superintendencia de Valores** sending the citation to the assemblies of shareholders.

14. Spanish and English version of the communication directed to the **Superintendencia de Valores** sending Possible Information and the document of merging agreement.

15. Spanish and English version of the document of merging agreement.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

RIDER 1

Spanish and English version of the remissory letter dated April 21, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

Cali, April 21, 2005

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales – emisores
05 - Requerimientos
Con anexos

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of March 31, 2005.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores [redacted]

No.Radicación : 20054-1296
Fecha : 22/04/2005 11:36
Trámite : 30 INFORMES TRIMESTRALES - EMI
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 3 SA

Cali, 21 de abril de 2005.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales - emisores
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a marzo 31 de 2005 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA
COPIA FIRMADA

RIDER 2

Copy of above mentioned Form dated March 31, 2005.

FILE No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10,00	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.970,64	$ 5.361,13
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.939,74	$ 3.562,61
	020	UTILIDAD O PERDIDA POR ACCION	$ 456,78	$ 404,74
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	793,50	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	7.378.751.739,00	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	Marzo 30/2005	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	198,00	0
04	005	NUMERO TOTAL DE EMPLEADOS	298	286
	010	%EMPLEADOS PERMANENTES	97,99%	96,15%
	015	%EMPLEADOS TEMPORALES	2,01%	3,85%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 245.421.467,30	$ 254.596.450,81
06	005	%UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NUMERO DE PAGOS DIVIDENDOS POR ACCION CON DIVIDENDO PREFERENCIAL	4
PERIODICIDAD DE PAGO DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	TRIMESTRAL

INVERSIONISTAS EXTRANJEROS A MARZO 31 DE 2005

1	VALLE CEMENT INVESTMENTS LTD.	1.828.601		
2	BANCO CENTRAL HISPANOAMERICANO	883.792		
3	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
4	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
		2.763.704	71.981.554	3,84%

		IFC		CAF			
total accionistas (**)	446 -	1	-	1	=	444	
total acc. extranjeros						4	0,90%
total acc. nacionales						440	99,10%
							100,00%

TOTAL ACCIONES	**76.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	71.981.554

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	446		76.725.353		193		76.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		505		9.298.994		506		9.298.994
	999	NUMERO TOTAL	*	951	*	86.024.347	**	699	**	86.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		82,50%		11,20%		78,14%		3,75%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		17,50%		88,80%		21,86%		96,25%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	0,90%	1	3,84%	1	3,17%	1	7,59%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		99,10%		96,16%		96,83%		92,41%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,43%		8,07%		0,74%		8,59%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		17,07%		80,73%		21,12%		85,74%
	999	TOTAL		17,50%		88,80%		21,86%		94,33%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,80%		30,72%		98,52%		33,03%
	010	3.01 % - 10.00 %		1,20%		69,28%		1,48%		66,97%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 31 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(**) 21 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 3.46%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 2,05%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col.- Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios, se toma como un solo accionista.

MARZO 31/2005

F - 220 - 515

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A MARZO 31 DE 2005

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
4	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.442.745	7,49%
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
6	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	5,53%
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46%
8	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.767.522	3,22%
9	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
10	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	2.506.921	2,91%
11	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	1.835.622	2,13%
12	VALLE CEMENT INVESTMENTS LTD.	805.014.491-4	NIT	EXTRANJERA	1.828.601	2,13%
13	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
14	CORPORACION ANDINA DE FOMENTO	860.054.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,05%
15	MORENO BARBOSA JAIME	19.405.455	C.C.	COLOMBIANA	1.736.000	2,02%
16	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72%
17	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	1.416.578	1,65%
18	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
19	SCARPETTA GNECCO MARIO	16.622.150	C.C.	COLOMBIANA	653.586	0,76%
20	SCARPETTA GNECCO LILLY	31.239.052	C.C.	COLOMBIANA	646.984	0,75%
	Total primeros veinte accionistas				69.003.821	80,21%
	Otros accionistas con menor participación				7.721.532	8,98%
	Total acciones ordinarias				76.725.353	89,19%

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A MARZO 31 DE 2005

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.455.516	1,69%
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	1,60%
4	INSTITUTO DE INVERSIONES ESTRATEGICAS LTDA.	830.135.256-1	NIT	COLOMBIANA	740.060	0,86%
5	MORENO BARBOSA JAIME	19.405.455	C.C.	COLOMBIANA	434.700	0,51%
6	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	321.310	0,37%
7	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
8	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	163.160	0,19%
9	ROBAYO CARDOZO HELMER DOUGLAS	79.353.598	C.C.	COLOMBIANA	110.549	0,13%
10	BETANCUR DE TORO MARGARITA LILIA	21.385.684	C.C.	COLOMBIANA	84.749	0,10%
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.810-1	NIT	COLOMBIANA	81.900	0,10%
12	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,07%
13	CORREA BOTERO GERARDO JAVIER	70.039.108	C.C.	COLOMBIANA	61.935	0,07%
14	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	56.562	0,07%
15	SALDARRIAGA CIFUENTES GUSTAVO	70.045.653	C.C.	COLOMBIANA	47.000	0,05%
16	ROJAS CORTES SANTIAGO	19.241.335	C.C.	COLOMBIANA	35.498	0,04%
17	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,04%
18	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,04%
19	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,03%
20	INVERSIONES R MADRID Y CIA S. EN C.	890.942.559-1	NIT	COLOMBIANA	27.640	0,03%
	Total primeros veinte accionistas				8.363.262	9,72%
	Otros accionistas con menor participación				935.732	1,09%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	**76.725.353**	**89,19%**
Total acciones preferenciales	*9.298.994*	*10,81%*
Total acciones en circulación	86.024.347	100,00%

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. MARZO 31/2005 F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

RIDER 3

Spanish and English version of the letter dated May 10, 2005 addressed to **Superintendencia de Valores**, announcing to the transaction by 202 shares of the Corporation, in favor of Eduardo Rodríguez Ramírez.

Cali, May 10, 2005

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the purchasing of 202 shares of the Corporation, in favor of Eduardo Rodríguez Ramírez.

The shares were formerly owned by José Helio Pérez López.

The previous recording was based on the shareholder´s communication letter and the original securities.

Please find attached circular letter No. 7, 1998 duly filled out.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores [redacted]

No.Radicación : 20055-524
Fecha : 11/05/2005 17:04
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 SA

Cali, 10 de mayo de 2.005.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la Compraventa por 202 acciones de la Corporación, a favor de Eduardo Rodríguez Ramirez.

Las acciones eran de propiedad del señor José Helio Perez Lopez.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Gálvez.

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 202 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 4.000,oo)

MONTO TOTAL TRASPASO:($ 808.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
José Helio Perez Lopez	16.342.805	202	0,00	0	0,00	Eduardo Rodriguez Ramirez	14.973.862	0	0,00	202	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): Carta de venta y aceptación; Títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RIDER 4

Spanish and English version of the letter dated June 29, 2005, addressed to **Superintendencia de Valores**, Announcing to the transaction by 1,490 shares of the Corporation, in favor of Norella Georgina Alzate Vahos.

FILE No. 823437

Cali, June 29, 2005

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud/Presentación
		Con anexos

Hereby I am advising that we have recorded on our book of Non-Voting Preferred Dividend Stockholders of Corporación Financiera del Valle S.A. the purchasing of 1.490 shares of the Corporation, in favor of Norella Georgina Alzate Vahos.

The shares were formerly owned by Eduardo Edery Gonzalez.

The previous recording was based on the shareholder´s communication letter and the original securities.

Please find attached circular letter No. 7, 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores

[redacted]

No.Radicación : 20057-140
Fecha : 06/07/2005 15:29
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 SA

Cali, 29 de junio de 2.005.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la compraventa por 1.490 acciones de la Corporación, a favor de Norella Georgina Alzate Vahos.

Las acciones eran de propiedad de Eduardo Edery González.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER DATO
COPIA FIRMADA

Licinio Gálvez.

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.490 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 1.490.000,00)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Eduardo Edery González	2.857.544	1.490	0,02	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Norella Georgina Alzate Vahos	31.846.033	258	0,00	1.748	0,02

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): Carta de venta y aceptación; Títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) ________ BOLSA ________ FECHA ________

VALOR PATRIMONIAL CON VALOR ($) ________ FECHA ________

RADICACION Y FECHA DE DILIGENCIAMIENTO: ________

OBSERVACIONES: ________

RIDER 5

Spanish and English version of the remissory letter dated July 22, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

FILE No. 823437

Cali, July 22, 2005

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales – emisores
05 - Requerimientos
Con anexos

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of June 30, 2005.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 22 de julio de 2005.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales - emisores
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a junio 30 de 2005 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Harold Abadia Campo
Representante Legal

ADR 10.10

RIDER 6

Copy of above mentioned Form dated June 30, 2005.

FILE No. 82349?

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **JUNIO 30/2005** **F - 220 - 511**

* TIPO DE IDENTIFICACION: 1=CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A JUNIO 30 DE 2005

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
4	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
5	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	4.583.578	5,33%
6	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	4.102.392	4,77%
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46%
8	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.840.522	3,30%
9	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
10	VALLE CEMENT INVESTMENTS LTD.	805.014.491-4	NIT	EXTRANJERA	1.828.601	2,13%
11	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
12	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	1.628.000	1,89%
13	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72%
14	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	1.412.561	1,64%
15	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
16	CORREDORES ASOCIADOS FONDO DE VALORES ACCIÓN	800.175.924-3	NIT	COLOMBIANA	800.000	0,93%
17	SCARPETTA GNECCO MARIO	16.622.150	C.C.	COLOMBIANA	653.586	0,76%
18	SCARPETTA GNECCO LILLY	31.239.052	C.C.	COLOMBIANA	646.984	0,75%
19	SCARPETTA DE PIEDRAHITA GLORIA	29.562.200	C.C.	COLOMBIANA	646.822	0,75%
20	FONDO DE VALORES SURENTA ACCIONES	900.000.528-1	NIT	COLOMBIANA	525.000	0,75%
	Total primeros veinte accionistas				62.311.744	72,58%
	Otros accionistas con menor participación				14.413.609	16,76%
	Total acciones ordinarias				76.725.353	89,33%

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle y la Fed. Nal. de Caf. de Col. - Como Ad. del Fdo. Nal del Café, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A JUNIO 30 DE 2005

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.460.516	1,70%
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	1,60%
4	INSTITUTO DE INVERSIONES ESTRATEGICAS LTDA.	830.135.256-1	NIT	COLOMBIANA	740.060	0,86%
5	MORENO BARBOSA JAIME	19.405.455	C.C.	COLOMBIANA	434.700	0,51%
6	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	321.310	0,37%
7	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	198.395	0,23%
8	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
9	ROBAYO CARDOZO HELMER DOUGLAS	79.353.598	C.C.	COLOMBIANA	110.549	0,13%
10	BETANCUR DE TORO MARGARITA LILIA	21.385.684	C.C.	COLOMBIANA	84.749	0,10%
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.810-1	NIT	COLOMBIANA	81.900	0,10%
12	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,07%
13	CORREA BOTERO GERARDO JAVIER	70.039.108	C.C.	COLOMBIANA	64.455	0,07%
14	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	56.562	0,07%
15	ROJAS CORTES SANTIAGO	19.241.335	C.C.	COLOMBIANA	35.498	0,04%
16	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,04%
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,04%
18	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,03%
19	INVERSIONES R MADRID Y CIA S. EN C.	890.942.559-1	NIT	COLOMBIANA	27.640	0,03%
20	PROMOCIONES VELEZ VIEIRA Y CIA.	811.009.897-2	NIT	COLOMBIANA	27.495	0,03%
	Total primeros veinte accionistas				8.386.512	9,75%
	Otros accionistas con menor participación				912.482	1,06%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	76.725.353	89,33%
Total acciones preferenciales	9.298.994	10,81%
Total acciones en circulación	86.024.347	100,14%

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	1.183		76.725.353		443		76.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		478		9.298.994		499		9.298.994
	999	NUMERO TOTAL	*	1661	*	86.024.347	**	942	**	86.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		82,90%		13,62%		81,16%		6,05%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		17,10%		86,38%		18,84%		93,95%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	0,34%	1	3,75%	1	1,13%	1	4,85%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		99,66%		96,25%		98,87%		95,15%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,19%		2,54%		0,55%		8,59%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		16,91%		83,84%		18,29%		85,36%
	999	TOTAL		17,10%		86,38%		18,84%		93,95%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		99,38%		36,43%		98,90%		33,03%
	010	3.01 % - 10.00 %		0,56%		49,13%		1,10%		66,97%
	015	10.01 % - 20.00 %		0,06%		14,44%		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 41 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto. **JUNIO 30/2005** F - 220 - 515

(**) 29 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 3.46%), ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col.- Comité Deptal de Caf. del Valle y la Federación Nal. de Caf. de Colombia como Adm. del Fdo. Nal del Café, se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A JUNIO 30 DE 2005

1	VALLE CEMENT INVESTMENTS LTD.	**1.828.601**		
2	BANCO CENTRAL HISPANOAMERICANO	**883.792**		
3	VIRGINIA RETIREMENT SYSTEM OMNIBUS	**51.274**		
4	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	**37**		
		2.763.704	**73.749.118**	**3,75%**

			IFC			
total accionistas (**)	1.183	-	1	=	1.182	
total acc. extranjeros					4	0,34%
total acc. nacionales					1.178	99,66%
						100,00%

TOTAL ACCIONES	**76.725.353**
ACC. IFC -	**2.976.235**
	73.749.118

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle y la Fed. Nal. de Caf. de Col. - como Adm. del Fdo. Nal del Café, se toma como un solo accionista.

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10,00	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.349,59	$ 5.276,11
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.210,17	$ 3.434,33
	020	UTILIDAD O PERDIDA POR ACCION	$ 689,32	$ 293,53
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	793,50	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	7.378.751.739,00	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	Marzo 30/2005	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	198,00	0
04	005	NUMERO TOTAL DE EMPLEADOS	304	290
	010	% EMPLEADOS PERMANENTES	97,70%	95,86%
	015	% EMPLEADOS TEMPORALES	2,30%	4,14%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 249.675.635,86	$ 255.861.173,65
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NUMERO DE PAGOS DIVIDENDOS POR ACCION CON DIVIDENDO PREFERENCIAL 4

PERIODICIDAD DE PAGO DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL TRIMESTRAL

JUNIO 30/2005

F - 220 - 516

RIDER 7

Spanish and English version of the letter dated September 5, 2005, addressed to **Superintendencia de Valores**, sending a copy of the merging agreement between Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A..

Cali, September 5, 2005

Doctor
Cesar Prado Villegas
Superintendente Delegado para Emisores
Superintendencia de Valores
Ciudad

Reference: 002 011
058
01
with annexes

Dear Mr. Prado:

In compliance with the legal powers of Superintendencia de Valores, we are remitting a copy of the merging agreement between Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A., signed by their respective Presidents, and the annexes of such document. We reiterate the reserve requested in reference to the Independent Technical Study carried out by Citigroup Global Markets Inc.

Sincerely,

Alejandro Zaccour Urdinola
President
Corporación Financiera del Valle S.A.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 5 de septiembre de 2005

Doctor
Cesar Prado Villegas
Superintendente Delegado para Emisores
SUPERINTENDENCIA DE VALORES
Ciudad

Copia

Asunto: 002 011
58
01
Con anexos

Respetado doctor Prado:

En atención a las facultades legales de la Superintendencia de Valores, nos permitimos remitir copia del Compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A., suscrito por sus Presidentes, y los anexos del mismo documento, reiterando la reserva solicitada respecto del Estudio Técnico Independiente elaborado por Citigroup Global Markets Inc.

Cordialmente,

Alejandro Zaccour Urdinola
Presidente
Corporación Financiera del Valle S.A.

RIDER 8

Spanish and English version of the letter dated September 5, 2005, addressed to **The Bank of New York Company, Inc**, sending the document the Merging Agreement and announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

Cali, September 5th, 2005

Mr. Perry Palma Gil
Assistant Treasurer
The Bank of New York
10 Barcaly St – 22W
New Yor, NY 10286

Ref.; Calling together to the Shareholders Extraordinary General Assembly Meeting of Corporacion Financiera del Valle S.A.

Dear Mr. Palma:

With respect to the terms of the Deposit Agreement made between Corporacion Financiera del Valle S.A. and Bank of New York and in order to timely inform the market, we are hereby advising that the Board of Directors of Corporacion Financiera del Valle S.A. in it's September 5th, 2005 meeting decided the following:

(i) Approve the Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. and authorize Corporacion Financiera del Valle´s President to sign such agreement and put it to the consideration of the Shareholders General Assembly Meeting. The Merging Agreement document is attached hereto.

The Merging Agreement is subject to the requirements established on article 173 of the Commerce Code, which contains the following clauses: (i) Name of the Merging companies and Overview, (ii) purpose of the merging and conditions, (iii) merging legal conditions, (iv) assessment method to carry out the merging and exchanging relationship, (v) waiving right, (vi) government authorizations, (vii) date of execution, (viii) Annexes, (ix) inspection right.

(ii) Authorize the Corporation´s President to call together the non-voting preferred dividend shareholders to the NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on September 28, 2005 at 10 a.m. at the Gran salon of Intercontinental Hotel in Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The order of the day of such meeting is the following:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

(iii) Authorize the Corporation´s President to call together the Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the SHAREHOLDERS EXTRAORDINARY GENERAL MEETING to be held on September 28, 2005, at 3:00 p.m. at Gran Salon of Hotel Intercontinental Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The order of the day of such meeting is the following:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

The holders of non-voting preferred dividend stocks may exercise their voting right at this Shareholders Extraordinary General Assembly Meeting, under the terms of the Law and the Regulations applicable to such securities.

Any non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation´s President, indicating proxy´s name, the person to whom he may substitute his power, and the type of shares represented, as well as the certificate of existence and legal representation, in case of companies.

Finally, the order of the day and any required document are available to the shareholders at the Corporation´s General Secretary´s office in its headquarters at Calle 10 No. 4-15, Piso 29, Cali, Colombia,

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, September 5th, 2005

Mr. Perry Palma Gil
Assistant Treasurer
The Bank of New York
10 Barcaly St – 22W
New Yor, NY 10286

Ref.; Calling together to the Shareholders Extraordinary General Assembly Meeting of Corporacion Financiera del Valle S.A.

Dear Mr. Palma:

With respect to the terms of the Deposit Agreement made between Corporacion Financiera del Valle S.A. and Bank of New York and in order to timely inform the market, we are hereby advising that the Board of Directors of Corporacion Financiera del Valle S.A. in it's September 5th, 2005 meeting decided the following:

(i) Approve the Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. and authorize Corporacion Financiera del Valle's President to sign such agreement and put it to the consideration of the Shareholders General Assembly Meeting. The Merging Agreement document is attached hereto.

The Merging Agreement is subject to the requirements established on article 173 of the Commerce Code, which contains the following clauses: (i) Name of the Merging companies and Overview, (ii) purpose of the merging and conditions, (iii) merging legal conditions, (iv) assessment method to carry out the merging and exchanging relationship, (v) waiving right, (vi) government authorizations, (vii) date of execution, (viii) Annexes, (ix) inspection right.

(ii) Authorize the Corporation's President to call together the non-voting ***preferred dividend shareholders to the NON-VOTING PREFERRED*** DIVIDEND SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on September 28, 2005 at 10 a.m. at

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

the Gran salon of Intercontinental Hotel in Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The order of the day of such meeting is the following:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

(iii) Authorize the Corporation´s President to call together the Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the SHAREHOLDERS EXTRAORDINARY GENERAL MEETING to be held on September 28, 2005, at 3:00 p.m. at Gran Salon of Hotel Intercontinental Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The order of the day of such meeting is the following:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

The holders of non-voting preferred dividend stocks may exercise their voting right at this Shareholders Extraordinary General Assembly Meeting, under the terms of the Law and the Regulations applicable to such securities.

Any non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation´s President, indicating proxy´s name, the person to whom he may substitute his power, and the type of shares

represented, as well as the certificate of existence and legal representation, in case of companies.

Finally, the order of the day and any required document are available to the shareholders at the Corporation's General Secretary's office in its headquarters at Calle 10 No. 4-15, Piso 29, Cali, Colombia,

Sincerely,

Oscar Campo Saavedra
General Secretary

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 5 de septiembre de 2005

Señor
Perry Palma Gil
Assistant Treasurer
The Bank of New York
101 Barclay St. – 22W
New York, NY 10286

Ref.: Convocatoria a las Asambleas Extraordinarias Generales de Accionistas de la Corporación Financiera del Valle S.A.

Estimado señor Palma:

En atención a los términos del *Deposit Agreement* celebrado entre la Corporación Financiera del Valle S.A. y el Bank of New York y con el propósito de que el mercado sea informado con debida antelación, nos permitimos comunicarle que la Junta Directiva de la Corporación Financiera del Valle S.A. en reunión del 5 de septiembre de 2005, determinó lo siguiente:

(i) Aprobar el Compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y autorizar al Presidente de la Corporación Financiera del Valle S.A. para suscribir el mismo, y someterlo a consideración de la Asamblea General de Accionistas. El documento del Compromiso de Fusión se anexa a la presente comunicación.

El Compromiso de Fusión contempla los requisitos establecidos en el artículo 173 del Código de Comercio, contentivo de los siguientes acápites: (i) Nombre de las Sociedades que se Fusionan y Generalidades; (ii) los motivos de la fusión y las condiciones en que se realizará; (iii) condiciones jurídicas de la fusión; (iv) método de valoración para efectuar la fusión y relación de intercambio (v) Derecho de retiro; (vi) Autorizaciones gubernamentales; (vii) fecha de perfeccionamiento; (viii) Anexos; y (ix) Derecho de inspección.

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

(ii) Autorizar al Presidente de la Corporación para convocar a los señores accionistas tenedores de acciones con dividendo preferencial y sin derecho a voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO que se realizará el 28 de septiembre de 2005 a las 10 a.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia. El correspondiente orden del día para esta reunión será el siguiente:

1. *Lectura del Orden del Día*
2. *Verificación del quórum.*
3. *Designación de la Comisión para redactar y aprobar el Acta.*
4. *Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencia y sin Derecho a Voto: Asistencia y derecho a voto.*

(iii) Autorizar al Presidente de la Corporación para convocar a los Accionistas tenedores de Acciones Ordinarias y de Acciones con Dividendo Preferencial y sin Derecho a Voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS que se realizará el 28 de septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia. El correspondiente orden del día para esta reunión será el siguiente:

1. *Lectura del Orden del Día.*
2. *Verificación del quórum.*
3. *Designación de la Comisión para redactar y aprobar el Acta.*
4. *Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.*
5. *Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.*
6. *Reformas estatutarias: Aumento de capital autorizado y otras reformas.*
7. *Elección de Junta Directiva.*
8. *Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.*

Es de advertir que los titulares de las acciones preferenciales y sin derecho a voto tendrán la posibilidad de ejercer derechos de voto en esta última reunión

de la Asamblea General Extraordinaria de Accionistas, en los términos de la Ley y el Reglamento de Emisión y Colocación estos títulos.

De otra parte, le informamos que los Señores Accionistas que no concurran personalmente a las reuniones de la Asamblea, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación Financiera del Valle S.A., indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Finalmente, le manifestamos que el orden del día y todos los documentos requeridos por las normas aplicables se encuentran a disposición de los accionistas en las oficinas de la Secretaría General de la Corporación en sus oficinas ubicadas en la calle 10 No. 4-15 piso 29 de la ciudad de Cali, Colombia.

Cordialmente,

Oscar Campo Saavedra
Secretario General
Corporación Financiera del Valle S.A.

<u>RIDER 9</u>

Spanish and English version of the letter dated September 6, 2005, addressed to **<u>Superintendencia de Valores</u>**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

Cali, September 6, 2005

Clemente del Valle Borraez
Superintendente de Valores
Santafe de Bogota

Reference	002-011	-	Corporación Financiera del Valle S.A.
	025	-	Information of Assembly – Watched Organizations
	01	-	Request – Presentation
			With annexed

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to call together the Non-Voting Preferred Dividend Stockholders to the Extraordinary General Assembly Meeting to be held on September 28, 2005 at 10:00 a.m., at Gran Salon of Intercontinental Hotel in the city of Cali, to inform about their powers in attending and exercising their voting right at the Extraordinary General Assembly Meeting of Non-Voting Preferred Dividend Stockholders and Common Stockholders to be held on September 28, 2005 at 3:00 p.m.

Also I summon to the Ordinary Shareholders and the Shareholders and Non-Voting Preferred Dividend Shareholders to the Extraordinary General Assembly Meeting to be held on September 28, 2005 at 3:00 a.m., at Gran Salon of Intercontinental Hotel in the city of Cali.

Attached warning of call published in the El Pais and La Republica newspaper.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

Cali, 06 de Septiembre de 2005

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 28 de septiembre de 2005 a las 10:00 a.m., en el Gran Salón del Hotel Intercontinental de la ciudad de Cali, para informar sobre la facultad que tienen para asistir y ejercer el derecho de voto en la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se llevará a cabo el día 28 de septiembre a las 3:00 p.m..

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 28 de septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de la ciudad de Cali.

Adjunto avisos de convocatoria publicados en los periódicos El País y La República.

Atentamente,

Harold Abadía Campo
Representante Legal

Angela M. Gómez

RIDER 10

Spanish and English version of the letter dated September 6, 2005, addressed to **Bolsa de Valores de Colombia S.A.**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

FILE No. 823437

Cali, September 6, 2005

Juan Pablo Córdoba Garcés
President
Bolsa de Valores de Colombia
Bogota, D.C.

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to call together the Non-Voting Preferred Dividend Stockholders to the Extraordinary General Assembly Meeting to be held on September 28, 2005 at 10:00 a.m., at Gran Salon of Intercontinental Hotel in the city of Cali, to inform about their powers in attending and exercising their voting right at the Extraordinary General Assembly Meeting of Non-Voting Preferred Dividend Stockholders and Common Stockholders to be held on September 28, 2005 at 3:00 p.m.

Also I summon to the Ordinary Shareholders and the Shareholders and Non-Voting Preferred Dividend Shareholders to the Extraordinary General Assembly Meeting to be held on September 28, 2005 at 3:00 a.m., at Gran Salon of Intercontinental Hotel in the city of Cali.

Attached warning of call published in the El Pais and La Republica newspaper.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

Cali, 06 de Septiembre de 2005

Doctor
Juan Pablo Córdoba Garcés
Presidente
Bolsa de Valores de Colombia
Bogotá, D.C.

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 28 de septiembre de 2005 a las 10:00 a.m., en el Gran Salón del Hotel Intercontinental de la ciudad de Cali, para informar sobre la facultad que tienen para asistir y ejercer el derecho de voto en la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se llevará a cabo el día 28 de septiembre a las 3:00 p.m..

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 28 de septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de la ciudad de Cali.

Adjunto avisos de convocatoria publicados en los periódicos El País y La República.

Atentamente,

Harold Abadía Campo
Representante Legal

Angela M. Gómez

RIDER 11

Spanish and English version of the letter dated September 6, 2005, addressed to **Fiducolombia Sociedad Fiduciaria S.A.**, sending the document the Merging Agreement and announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

Cali, September 6th, 2005

Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Jaime Eduardo Garzón Ávila
Vicepresidente Financiero
Calle 30A No. 6-38, Piso 7
Bogotá, D.C.

Ref.; Calling together to the Shareholders Extraordinary General Assembly Meeting of Corporacion Financiera del Valle S.A.

With respect to the terms of the Deposit Agreement made between Corporacion Financiera del Valle S.A. and Bank of New York and in order to timely inform the market, we are hereby advising that the Board of Directors of Corporacion Financiera del Valle S.A. in it's September 5th, 2005 meeting decided the following:

(i) Approve the Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. and authorize Corporacion Financiera del Valle´s President to sign such agreement and put it to the consideration of the Shareholders General Assembly Meeting. The Merging Agreement document is attached hereto.

The Merging Agreement is subject to the requirements established on article 173 of the Commerce Code, which contains the following clauses: (i) Name of the Merging companies and Overview, (ii) purpose of the merging and conditions, (iii) merging legal conditions, (iv) assessment method to carry out the merging and exchanging relationship, (v) waiving right, (vi) government authorizations, (vii) date of execution, (viii) Annexes, (ix) inspection right.

(ii) Authorize the Corporation´s President to call together the non-voting preferred dividend shareholders to the NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on September 28, 2005 at 10 a.m. at the Gran salon of Intercontinental Hotel in Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The order of the day of such meeting is the following:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

(iii) Authorize the Corporation´s President to call together the Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the SHAREHOLDERS EXTRAORDINARY GENERAL MEETING to be held on September 28, 2005, at 3:00 p.m. at Gran Salon of Hotel Intercontinental Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The order of the day of such meeting is the following:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

The holders of non-voting preferred dividend stocks may exercise their voting right at this Shareholders Extraordinary General Assembly Meeting, under the terms of the Law and the Regulations applicable to such securities.

Any non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation´s President, indicating proxy´s name, the person to whom he may substitute his power, and the type of shares represented, as well as the certificate of existence and legal representation, in case of companies.

Finally, the order of the day and any required document are available to the shareholders at the Corporation´s General Secretary´s office in its headquarters at Calle 10 No. 4-15, Piso 29, Cali, Colombia,

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 6 de septiembre de 2005

BANCOLOMBIA 2005 SEP 08 RECIBIDO

Señores
Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Jaime Eduardo Garzón Ávila
Vicepresidente Financiero
Calle 30ª No. 6-38, Piso 7
Bogotá, D.C.

Ref.: Convocatoria a las Asambleas Extraordinarias Generales de Accionistas de la Corporación Financiera del Valle S.A.

En atención a los términos del *Deposit Agreement* celebrado entre la Corporación Financiera del Valle S.A. y el Bank of New York y con el propósito de que el mercado sea informado con debida antelación, nos permitimos comunicarle que la Junta Directiva de la Corporación Financiera del Valle S.A. en reunión del 5 de septiembre de 2005, determinó lo siguiente:

(i) Aprobar el Compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y autorizar al Presidente de la Corporación Financiera del Valle S.A. para suscribir el mismo, y someterlo a consideración de la Asamblea General de Accionistas. El documento del Compromiso de Fusión se anexa a la presente comunicación.

El Compromiso de Fusión contempla los requisitos establecidos en el artículo 173 del Código de Comercio, contentivo de los siguientes acápites: (i) Nombre de las Sociedades que se Fusionan y Generalidades; (ii) los motivos de la fusión y las condiciones en que se realizará; (iii) condiciones jurídicas de la fusión; (iv) método de valoración para efectuar la fusión y relación de intercambio (v) Derecho de retiro; (vi) Autorizaciones gubernamentales; (vii) fecha de perfeccionamiento; (viii) Anexos; y (ix) Derecho de inspección.

(ii) Autorizar al Presidente de la Corporación para convocar a los señores accionistas tenedores de acciones con dividendo preferencial y sin derecho a voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO que se realizará el 28 de septiembre de 2005 a las 10 a.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72,

piso 9, de la ciudad de Cali, Colombia. El correspondiente orden del día para esta reunión será el siguiente:

1. *Lectura del Orden del Día*
2. *Verificación del quórum.*
3. *Designación de la Comisión para redactar y aprobar el Acta.*
4. *Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencia y sin Derecho a Voto: Asistencia y derecho a voto.*

(iii) Autorizar al Presidente de la Corporación para convocar a los Accionistas tenedores de Acciones Ordinarias y de Acciones con Dividendo Preferencial y sin Derecho a Voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS que se realizará el 28 de septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72, piso 9, de la ciudad de Cali, Colombia. El correspondiente orden del día para esta reunión será el siguiente:

1. *Lectura del Orden del Día.*
2. *Verificación del quórum.*
3. *Designación de la Comisión para redactar y aprobar el Acta.*
4. *Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.*
5. *Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.*
6. *Reformas estatutarias: Aumento de capital autorizado y otras reformas.*
7. *Elección de Junta Directiva.*
8. *Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.*

Es de advertir que los titulares de las acciones preferenciales y sin derecho a voto tendrán la posibilidad de ejercer derechos de voto en esta última reunión de la Asamblea General Extraordinaria de Accionistas, en los términos de la Ley y el Reglamento de Emisión y Colocación estos títulos.

De otra parte, le informamos que los Señores Accionistas que no concurran personalmente a las reuniones de la Asamblea, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación Financiera del Valle S.A., indicando el nombre del apoderado, el de la persona en quien éste

pueda sustituir el poder, y la clase de acciones que representa y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Finalmente, le manifestamos que el orden del día y todos los documentos requeridos por las normas aplicables se encuentran a disposición de los accionistas en las oficinas de la Secretaría General de la Corporación en sus oficinas ubicadas en la calle 10 No. 4-47 piso 29 de la ciudad de Cali, Colombia.

Cordialmente,

Oscar Campo Saavedra
Secretario General
Corporación Financiera del Valle S.A.

RIDER 12

Press release in newspaper **La Republica** and **El Pais** dated September 6, 2005, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

RIDER 13

Spanish and English version of the communication directed to the **Superintendencia de Valores** sending the citation to the assemblies of shareholders.

Notice to the Shareholders Extraordinary Meetings: September 28, 2005.
Place: Gran Salón of Intercontinental Hotel of Cali, floor 9.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Asambleas Extraordinarias**

Fecha de recepción : 06/09/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

Citación Asambleas Extraordinarias de Accionistas: septiembre 28 de 2005.
Lugar: Gran Salón Hotel Intercontinental de Cali, piso 9.

Anexo : Examinar...

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Información eventual

Su trámite ha sido radicado con el número: **I2005090077**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
06/09/2005	17:20:35	I2005090077	AvisosInformacEventua.doc

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The President of

CORPORACION FINANCIERA DEL VALLE S.A.

Is hereby calling together the Common Sharehodlers and the Non-Voting Preferred Dividend Stockholders to the Extraordinary General Assembly Meeting

To be held on September 28, 2005, at 3:00 p.m. at Gran Salon of Hotel Intercontinental Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The following order of the day shall be put to the consideration of the stockholders:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor's opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

Any common and non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation's President, indicating proxy's name, the person to whom he may substitute his power, and the type of shares represented, as well as the certificate of existence and legal representation, in case of companies.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, September 6th, 2005

El Presidente de la
CORPORACION FINANCIERA DEL VALLE S.A.
convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la reunión extraordinaria de la Asamblea General de Accionistas

Que se realizará el miércoles veintiocho (28) de septiembre de 2.005 a las 3 p.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia.

El orden del día es el siguiente:

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.
5. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.
6. Reformas estatutarias: Aumento de capital autorizado y otras reformas.
7. Elección de Junta Directiva.
8. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Los Señores Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto que no concurran personalmente a la Asamblea, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, la clase de acciones que representan y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Los documentos que ordena la Ley se encontrarán a disposición de los Señores Accionistas en las oficinas de la Secretaría General de la Corporación, ubicadas en la Calle 10 No. 4-47 piso 29, de la ciudad de Cali, Colombia.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 6 de septiembre de 2005

The President of

CORPORACION FINANCIERA DEL VALLE S.A.

Is hereby calling together the Non-Voting Preferred Dividend Stockholders to the Extraordinary General Assembly Meeting

To be held on September 28, 2005, at 10 a.m. at the Gran salon of Intercontinental Hotel in Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia.

The following order of the day shall be put to the consideration of the non-voting preferred dividend stockholders:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

Any non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation´s President, indicating proxy´s name, the person to whom he may substitute his power, and the type of shares represented, as well as the certificate of existence and legal representation, in case of companies.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, September 6th, 2005

El Presidente de la
CORPORACION FINANCIERA DEL VALLE S.A.
convoca a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la reunión extraordinaria de la
Asamblea General de Accionistas

Que se realizará el miércoles veintiocho (28) de septiembre de 2.005 a las 10 a.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia.

El orden del día es el siguiente:

1. Lectura del Orden del Día
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto: Asistencia y derecho a voto.

Los Señores Accionistas con Dividendo Preferencial y sin Derecho a Voto que no concurran personalmente a la Asamblea, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Los documentos que ordena la Ley se encontrarán a disposición de los Señores Accionistas en las oficinas de la Secretaría General de la Corporación, ubicadas en la Calle 10 No. 4-47 piso 29, de la ciudad de Cali, Colombia.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 6 de septiembre de 2005

RIDER 14

Spanish and English version of the communication directed to the **Superintendencia de Valores** sending Possible Information and the document of merging agreement.

The Board of Directors of Corporacion Financiera del Valle approved the merging agreement with Corficolombiana and requested to call them together to the extraordinary general meetings of shareholders on September 28 to exercise their voting right.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Fusión**

Fecha de recepción : 05/09/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

La Junta Directiva de la Corporacion Financiera del Valle aprobó el compromiso de fusión con Corficolombiana y solicitó convocar a las asambleas generales extraordinarias de accionistas el 28 de septiembre para su votación.

Anexo :|||||||||||| Examinar...

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CORPORACION FINANCIERA DEL VALLE S.A. is hereby advising, under the terms of article 1.1.3.4, Resolution 400, 1995, issued by Sala General of Superintendencia de Valores, the following:

i. The Board of Directors of Corporacion Financiera del Valle S.A. in its September 5th, 2005 meeting, approved the Merging Agreement between Corporacion Financiera Colombiana S.A. and authorized the President of Corporacion Financiera del Valle S.A. to sign such agreement. The Merging Agreement is hereto attached.

ii. The Board of Directors of Corporacion Financiera del Valle S.A. in the same meeting authorized its President to call together the non-preferred dividend stockholders to the EXTRAORDINARY GENERAL ASSEMBLY OF NON-VOTING PREFERRED DIVIDEND STOCKHOLDERS to be held at the Gran Salon of the Intercontinental Hotel Cali, Colombia. The order of the day of this meeting is the following:

   1. Reading of the Order of the Day
   2. Quorum verification
   3. Appointment of a Commission to write and approve the Minute
   4. Extraordinary General Assembly Meeting of Non-Voting Preferred Stockholders and Common Stockholders: Attendance and voting right.

iii. Also, in the same meeting the Board of Directors authorized the President of the Corporation to call together the Common Stockholders and the Non-Voting Preferred Dividend Stockholders to the SHAREHODLERS EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on September 28, 2005, at 3:00 p.m. at Gran Salon of Intercontinental Hotel Cali, located at Avenida Colombia No. 2-72, Cali, Colombia. The order of the day of such meeting is the following.

   1. Reading of the Order of the Day
   2. Quorum verification
   3. Appointment of a Commission to write and approve the Minute
   4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor's opinion.
   5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the waiving right, if applicable, pursuant to the terms of the law.
   6. By-Law modifications: Authorized capital increase and other modifications.
   7. Board of Directions election
   8. Authorization to the Legal Representative to make all the necessary acts and obtain the required authorizations to formalize the merging and make all the required proceedings, with full powers, in order to formalize and record the merging and issue the necessary shares, and make any other required act.

Información eventual

La Corporación Financiera del Valle S.A. se permite informar, en los términos del artículo 1.1.3.4 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, lo siguiente:

(i) La Junta Directiva de la Corporación Financiera del Valle S.A., en su reunión del 5 de septiembre de 2005, aprobó el Compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y autorizó al Presidente de la Corporación Financiera del Valle S.A. para suscribir el mismo. El documento del Compromiso de Fusión se anexa a la presente comunicación.

(ii) La Junta Directiva de la Corporación Financiera del Valle S.A., en la misma reunión, autorizó al Presidente de la Corporación para convocar a los señores accionistas tenedores de acciones con dividendo preferencial y sin derecho a voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO que se realizará el 28 de septiembre de 2005 a las 10 a.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia. El correspondiente orden del día para esta reunión será el siguiente:

1. *Lectura del Orden del Día*
2. *Verificación del quórum.*
3. *Designación de la Comisión para redactar y aprobar el Acta.*
4. *Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencia y sin Derecho a Voto: Asistencia y derecho a voto.*

(iii) Así mismo, en la misma reunión la Junta Directiva autorizó al Presidente de la Corporación para convocar a los Accionistas tenedores de Acciones Ordinarias y de Acciones con Dividendo Preferencial y sin Derecho a Voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS que se realizará el 28 de septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia. El correspondiente orden del día para esta reunión será el siguiente:

1. *Lectura del Orden del Día.*
2. *Verificación del quórum.*
3. *Designación de la Comisión para redactar y aprobar el Acta.*
4. *Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.*
5. *Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana*

S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.

6. *Reformas estatutarias: Aumento de capital autorizado y otras reformas.*
7. *Elección de Junta Directiva.*
8. *Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.*

RIDER 15

Spanish and English version of the document of merging agreement.

MERGING AGREEMENT BETWEEN CORPORACION FINANCIERA DEL VALLE S.A. AND CORPORACIÓN FINANCIERA COLOMBIANA S.A.

Between the following parties:

I. **ALEJANDRO ZACCOUR URDINOLA**, of age, domiciled and living in Cali, with Colombian citizenship card No. 16.746.976 issued Cali, acting as President and Legal Representative of **CORPORACIÓN FINANCIERA DEL VALLE S.A.**, which is supported with certificates of existence and legal representation issued by the Bank Superintendency and the Chamber of Commerce of Cali, hereto attached as **Annex 1**.

II. **PEDRO NEL OSPINA SANTA MARÍA,** of age, domiciled and living in Bogotá, with Colombian citizenship card number 71.578.104 issued in Medellín, acting as President and Legal Representative of **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, which is supported with certificates of existence and legal representation issued by the Bank Superintendency and the Chamber of Commerce of Bogota, hereto attached as **Annex 2**.

CORPORACIÓN FINANCIERA DEL VALLE S.A. and **CORPORACIÓN FINANCIERA COLOMBIANA S.A.,** are hereby making this merging agreement (the "Agreement"), pursuant to the authorizations directed by the respective Board of Directors of both companies, as stated on minutes 1555 of **CORPORACIÓN FINANCIERA DEL VALLE S.A.** and 1312 of **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, both dated September 5th, 2005, an abstract of which is hereto attached as **Annex 3**, and is ruled by the following clauses:

CLAUSES

1. <u>Name of the Merging Companies and Overview.</u>

1.1. The Absorbing Company

This is CORPORACIÓN FINANCIERA DEL VALLE S.A., a loan institution established through public deed number 5710 dated November 27, 1961 of the Notary´s Office One of Cali, with headquarters in the city of Cali, and subject to the supervision and control of the Bank Superintendency of Colombia, hereinafter called the ABSORBING ENTITY.

Its shares are listed with Bolsa de Valores de Colombia S.A.

1.2. The Absorbed Corporation

This is CORPORACIÓN FINANCIERA COLOMBIANA S.A., a loan institution established through public deed number 8507 of December 18, 1959 of the Notary´s Office Five of Bogotá, with headquarters in Bogotá, and subject to the supervision and control of the Bank Superintendency of Colombia, and as issuer in the stock market, it is subject to the control of Superintendencia de Valores, hereinafter called the ABSORBED ENTITY.

Its shares are not listed with Bolsa de Valores de Colombia S.A.

2. Purpose of the merging and conditions.

The Colombian financial sector has undergone several dramatic structural changes in the last fifteen years. The loan channel has notoriously expanded and financial businesses have increased and become more complex. Before the economic internationalization, the loan channel of the economy was exclusively the traditional banking sector. Today´s growing and rapidly evolving capital markets and currency markets pose new challenges.

Currently, the loan channel is still one of the economy´s main resources; however, two new large markets have been created: the capital market and the currency market. This fact has led to a significant change in the financial sector structure and to the increasing importance of institutional investors and capital markets in obtaining loans for both the public and private sectors.

Therefore, in order to understand the dynamics and future trends of the financial sector, the main current markets have to be taken into account: (i) loans, (ii) capital markets, and (iii) currency market.

Within this environment, the ABSORBING ENTITY and the ABSORBED ENTITY have a platform and resources developed throughout several years in order to take advantage of the opportunities offered by this sort of market.

In this sense, an enlarged corporation with a significant share in the capital markets through its variable rent investments and its investment capacity and rotation in fixed rent investments, know-how and leadership in the Colombian currency market, a strong and prestigious investment banking, and money desks in the main cities of the country, count with key attributes to become an agent with great potential in our financial market.

This proposed strengthening is intended to take advantages of the synergies developed by both corporations, plus the scale benefits of a larger organization, which shall be reflected in better and more comprehensive customer service. With this move, in equity terms, the resulting entity shall rank among the top five financial entities in the country.

2.1. Main figures of the Integrated entity based on the May 2005 balances.

Based on the balances used by CITIGROUP GLOBAL MARKETS INC. in order to assess both corporations, the ABSORBING ENTITY shows the following figures:

- Equity of Col.Ps. 903.502 million, and shall largely meet the capital requirements and solvency margins established by the law.
- Assets shall sum up Col.Ps 4,3 billion, supported in the main productive assets which are the following in their order of importance: loan portfolio and equity portfolio, and treasury and financial trading. Its liabilities shall grow in accordance with the behavior of assets, up to Col.Ps 3.4 billion.
- The entity´s net portfolio shall have a balance of Col. Ps. 1.8 billion.
- Treasury and financial trading investments shall amount to Col.Ps. 0.9 billion in portfolio.
- The equity portfolio shall amount to Col.Ps. 1.3 billion, where the main investments contributed by both entities are:

(i) Companies of the ABSORBING ENTITY:

Financial Affiliates	**%**
Leasing del Valle S.A.	94.5%
Fiduciaria del Valle S.A.	94.5%
Banco Corfivalle Panamá	100.0%
Casa de Bolsa S.A.	94.5%

Companies from the Productive Sector	
Proyectos de Energía y Gas (Pesa S.A.)	94.5%
Inversiones de Energía y Gas S.A.	94.5%
Promotora de Energía y Gas	94.5%
Promigas	14.0%

-Document translation-

Prodesal S.A.[1]	94.6%
Hoteles Estelar	84.3%
Lloreda S.A.	52.6%
Compañía Agropecuaria e Industrial Pajonales	94.5%
Proyectos de Infraestructura S.A. (pisa)	32.1%
Valora S.A.	94.9%
Colombina S.A.	7.6%
Concesionaria Tibitoc S.A.	33.3%
Gas Natural S.A.	1.9%

(ii) Companies of the ABSORBED ENTITY:

Companies form the Financial Sector	**%**
Leasing de Occidente S.A.	45.24%
Fiduciaria de Occidente	4.99%
Valores de Occidente S.A.	48.99%

Companies from the Productive Sector	**%**
Promigas	10.29%
Estudios Proyectos e Inversiones de los Andes S.A.	94.5%
Coviandes S.A.	0.25%
Colombiana de Licitaciones y Concesiones Ltda.	99.9%
Sociedad de Inversiones en Energía S.A. (SIE-Terpel)	10.31%
Tejidos Sintéticos de Colombia S.A.	94.99%
Pizano S.A.	20.86%
Mineros S.A.	6.98%
Huevos Oro Ltda.	99.9%

The variable rent income portfolio composition resulting from the merging of both Corporations which equals Col.Ps 1.3 billion, as of May 31, 2005, is the following:

1 This company is under a selling operation.

-Document translation-


Alimentos
•Lloreda
•Colombina
•Huevos Oro
Financiero :
•Leasing de Occidente
•Leasing del Valle
•Fiduvalle
•Casa de Bolsa
•Banco Panamá
Infraestructur a:
•Promigas
•EEB
•Coviandes
•Pisa
•Tibitoc
Financiero
12%
Otras
1%
Alimentos
5%
Manofactura
2%
Minero
1%
Construcci ón
1%
Propiedad Ra iz
4%
Infraestructura
51%
Manufactura
•Tesicol
•Extrucol
Minero
•Mineros
Quimico
7%
Construcción
•Pizano
•Tablemac
Petroquimica :
•Terpel
Hotelero
7%
Prop. Raiz
•Valora
Agroindustria
7%
Petroquimica
2%
Agroindustria
•Pajonales
•Unipalma
Quimico
•Prodesal
Hotelero
•Hoteles Estelar
•Hotel Santamar

Final figures may differ as the ABSORBING ENTITY´s accounting shall reflect the accounting results as of the date of the merging public deed, after the approval announcement issued by the Bank Superintendency.

2.2 Legal conditions of the merging.

This Merging Agreement shall be subject to provisions of the Financial System Organic By-Laws and to any other provisions applicable hereto.

2.2.1 As a result of the above, the ABSORBING ENTITY, by way of the merging shall issue and exchange, under the terms hereinafter indicated, common shares not subject to the preferred voting right, in favor of the ABSORBED ENTITY´s shareholders who are listed on the shares recording book on the date of granting the public deed executing the merging.

2.2.2 The ABSORBING ENTITY shall increase its authorized capital, from Col.Ps. 1.000.000.000 to Col.Ps. 1.600.000.000, in order to allow the issuing of common shares that are necessary to meet the exchange relationship of common shares from both the ABSORBING and the ABSORBED ENTITY.

2.2.3 The ABSORBED ENTITY becomes dissolved without liquidation and shall transfer to the ABSORBING ENTITY as universitas juris, all the assets, liabilities and equity under its possession upon granting the merging deed that formalizes this Agreement, pursuant to the terms of articles 60 of the Financial System Organic By-Laws, and articles 172 and 178 of the Commerce Code. The ABSORBING ENTITY shall accept the transfer of the assets ownership, and shall also fully accept the transferred liabilities, in order to integrate the whole package to its equity. This is an irrevocable process. Therefore, it shall be completed with the merging of both entities.

2.2.4 As a result of the merging through takeover, and upon its execution, the ABSORBING ENTITY shall acquire as universitas juris, all the assets and rights including copy rights, trade names, badges, patents, and in general, all the rights susceptible of protection, owned by the ABSORBED ENTITY, as well as the assets and rights whatsoever acquired by the latter until the completion of the merging.

2.2.5 The modification of the ownership title of the real estate and other assets of which the transfer is subject to a registration, and which are owned by the ABSORBED ENTITY upon the execution of the merging, all of which shall be part of the merging deed or additional public deeds in agreement with paragraph 4 of article 60 of the Financial System Organic By-Laws, shall be conveyed to the ABSORBING ENTITY, with the required recording at the competent Register Office.

2.2.6 The conveyance to the ABSORBING ENTITY of the ABSORBED ENTITY´s real estate shall occur with the physical surrender in bloc, accompanied with the transfer notes or endorsements, as applicable, and based on the registers, inventories, balances and books of the ABSORBED ENTITY.

2.3 Business name and head office modification

As of the execution of the merging, and since the ABSORBED ENTITY´s business name has a national scope, the ABSORBING ENTITY shall become CORPORACIÓN FINANCIERA COLOMBIANA S.A. and can use the

short names of CORFICOLOMBIANA S.A. or CORFICOL S.A., and its head office shall be located in the city of Bogotá D.C.

2.4 Aspects related to competition freedom.

The merging shall not imply, either directly or indirectly any limitation whatsoever to free commercial competition, and shall not give rise to unequal conditions in providing the services inherent to the entities involved in this process.

The ABSORBING ENTITY shall continue competing in the national market, along with the other entities of the same kind existing in the country under the currently operating conditions. As a result of this merging through takeover, the free trading regime shall not be violated.

2.5 By-Laws for the company resulting from the Merging Process

The ABSORBING ENTITY´s by-laws shall be prevailing, with the applicable modifications determined at the Shareholders General Assembly Meeting.

2.6 Announcement of Agreement Approval

Taking into account that the ABSORBING ENTITY shall meet the capital requirements, the appropriate equity indexes and the solvency regulations in force, upon completion of the merging, the public announcement publication related on article 174 of the Commerce Code shall not apply. The above is in agreement with provisions of article 59 of the Financial System Organic By-Laws.

2.7 Shareholders of the Absorbed Entity

Upon completing the merging by granting the related public deed, the shareholders of the ABSORBED ENTITY shall become shareholders of the ABSORBING ENTITY pursuant to the exchange relationship determined in compliance with the Independent Technical Study carried out by CITIGROUP GLOBAL MARKETS INC., which is hereto attached as **Annex No. 4**.

2.8 Independent Technical Study

Pursuant to article 62 of the Financial System Organic By-Laws, the exchanging of shares resulting from the merging, is based on the values of the Independent Technical Study, carried out on each one of the entities, under the terms of paragraphs 2, 3 and 4 of the mentioned

article, prepared by CITIGROUP GLOBAL MARKETS INC., a New York firm of experts, whose capacity and independence has been previously qualified, and in this case by the Bank Superintendency of Colombia, through Communication Letter No. 2005022337-10 dated June 16, 2005. The mentioned communication is hereto attached as **Annex No. 5**.

The assessment, estimations and explanation of the assessment method used, is shown in the Independent Technical Study, which is an integral part hereof.

3. Assessment Method to make the Merging and the Exchange relationship

3.1. Assessment Methods

Under the terms of letter b), paragraph 2 of article 56 of the Financial System Organic By-laws, the assessment was based on the financial statements of the interim period of both corporations, as of May 31, 2005, with the required statutory auditor´s opinion. The share values of both the ABSORBING ENTITY and the ABSORBED ENTITY were established, in agreement with the following assessment methodology:

In evaluating the assessment independent study carried out by CITIGROUP GLOBAL MARKETS INC. both companies were analyzed at their current state, without dramatic changes in their strategic management. The assessment date of both companies was May 31, 2005.

Both the ABSORBING ENTITY and the ABSORBED ENTITY have the following main business units:

1. Variable rent investment portfolio consisting on a set of investments in more than 45 companies, some listed with the stock exchange some not.

2. Banking Business:

    a. Investment Banking consisting mainly on:
        i. Treasury activities including public debt (TES), currency and derivative trading;
        ii. Origination and distribution of securities and syndicated loans and;
        iii. Corporate finance consulting.
    b. Commercial Banking, consisting mainly on medium company loans.

The assessment was obtained by adding up the value assigned by CITIGROUP GLOBAL MARKETS INC. to each business unit.

3.1.1. Investment Portfolio Assessment Methodology

The Investment Portfolio was assessed by examining each of its comprising companies. In order to assess such companies, different methods were used including Discounted Dividend Models (DDM), Discounted Cash Flows (DCF), Benchmarking, appraisals, stock capitalization and book value. Upon calculating the Investment Portfolio value, taxes were taken into account (based on the difference between the market value and the book value). Also the debt that supports the Investment Portfolio and its related operative costs, were substracted to obtain its share net market value.

3.1.2. Banking Business Assessment Methodology

A Discounted Dividend Method (DDM) Model was made in order to assess the Banking Business This assessment technique is largely used to assess financial institutions and takes into account that these are supervised entities, and therefore are required to meet minimum capital requirements before paying dividends. Under a DDM, both the General Balance and the Profit and Loss Statement are projected over a relatively long period of time of 10 years.

3.2. Calculating the Exchange Relationship

The exchange value determination is based on the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC. and submitted to the Board of Directors of both the ABSORBING ENTITY and the ABSORBED ENTITY, pursuant to the financial statements of both entities, as of May 31, 2005.

Based on such Study, the equity share of each one of the entities is the following:

	Share %	No. of Shares
CORFIVALLE	58.8%	86.024.347
CORFICOLOMBIANA	41.2%	1.115.661.286

The ABSORBING ENTITY shall substitute the shares of the ABSORBED ENTITY, with shares of the ABSORBING ENTITY, with a par value of Col.Ps. 10.

The shares of the ABSORBING ENTITY shall be surrendered to the shareholders of the ABSORBED ENTITY, pursuant to the following:

	Acciones Iniciales	Acciones Entregadas	Acciones Recibidas	Acciones Finales	% Propiedad	Relación de Intercambio [b]
Corficolombiana	1,115,661,286	1,115,661,286	60,275,563	60,275,563	41.2%	0.0540
Corfivalle	86,024,347			86,024,347	58.8	
Total				146,299,910		

(b) número de acciones comunes de Corfivalle a recibir por cada acción de Corficolombiana

Pursuant to the financial statements as of May 31, 2005, the equity of both entities is the following:

	Equity Cop. MM
CORFIVALLE	$534.323
CORFICOLOMBIANA	$369.179

From the above, the Intrinsic Value per share of the ABSORBING COMPANY is the following:

Intrinsic value = 903.502.000.000 / 146.299.910 = **$6.175,68**

This means that each share of the ABSORBED ENTITY is equivalent to 0.0540 shares of the ABSORBING ENTITY; therefore the exchange relationship for the shares of the ABSORBING ENTITY is the following:

EXCHANGE RELATIONSHIP

1 share of the ABSORBED ENTITY = 0.0540 shares of the ABSORBING ENTITY

3.2.1 Exchanging of Shares

3.2.1.1 The ABSORBING ENTITY shall release without taking into account the preferred right, the number of shares necessary to meet the merging through exchanging of shares, with no requirement of any issuance regulation, public offering, or approval from the Bank Superintendency, under the terms of article 60 paragraph 5 of the Financial System Organic By-Laws. Such shares shall be placed on an exclusive basis among the shareholders of the

ABSORBED ENTITY duly registered on its books on the date of the public deed executing the Merging.

In order to exchange the securities that are with DECEVAL, the procedure established in the regulation of this institution shall be applied.

3.2.1.2 If when making the exchange, a fraction of share of the ABSORBING ENTITY is in favor of the shareholders of the ABSORBED ENTITY, the latter shall have the right to trade among themselves the fraction of share in order to complete a whole number of shares of the ABSORBING ENTITY, until the recording date of the public deed formalizing the merging, under the terms of paragraph 5, article 60 of the Financial System Organic By-Laws. The value of the remaining fractions, shall be paid in cash, as indicated on paragraph 3.2.3.

3.2.1.3 For any recorded shareholder who did not exercise the trading option referred to on the above paragraph, and with previous surrendering of the relevant original shares of the ABSORBED ENTITY, the ABSORBING ENTITY shall have available to such holders at its headquarters at Carrera 13 No. 26 - 45 Piso 8 in the city of Bogotá D.C., Republic of Colombia, the cash value of the fraction of shares that did not make up the equivalent of one share of the ABSORBING ENTITY, in agreement with the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC. applying the following formula:

$$SV \times FS = VR$$

Where: SV= value of the share of the ABSORBING ENTITY as of May 31, 2005.
FS= Fraction of share of the ABSORBED ENTITY resulting from the exchanging.
VL= Value to be received by the shareholders of the ABSORBED ENTITY for the value of the unit fraction of the ABSORBING ENTITY .

In other words, the ABSORBING ENTITY shall put at the disposal of the respective shareholder the value of the share or fraction of share of the ABSORBED ENTITY that is insufficient to buy one share of the ABSORBING ENTITY (VL) at the headquarters referred to on above paragraph 3.2.1.4. As of this provision, the price shall be considered as paid, and therefore, the shares of the ABSORBED ENTITY can be cancelled.

By no means the amounts at the disposal of the shareholders of the ABSORBED ENTITY shall bear any interest or price readjustment in favor of such shareholders.

3.2.1.4. The shareholders of the ABSORBED ENTITY may request the exchanging of shares as of the working day following the date of the public deed execution. For this purpose, such shareholders shall surrender physically to the ABSORBING ENTITY, the original shares of the ABSORBED ENTITY, without prejudice of being authorized as of the date of the merging execution public deed, to cancel all the shares of the ABSORBED ENTITY on the ABSORBED ENTITY´s books. With previous verification of the relevant registers, the ABSORBING ENTITY shall deliver the shares as of the first working day after the ABSORBED ENTITY´s shares are received. In order to exchange their shares, the ABSORBED ENTITY´s shareholders shall go to Carrera 13 No. 26 - 45 Piso 8 in the city of Bogotá D.C., Republic of Colombia.

3.2.1.5. The common shares of the ABSORBING ENTITY to be received by the ABSORBED ENTITY´s shareholders, shall give the right to a dividend equal to the one received by the ABSORBING ENTITY´s outstanding common shares, by way of distribution of profits to be applicable for the 2005 fiscal year payable under the same terms.

4. Financial statements to establish the merging conditions

4.1. In the financial statements of the ABSORBING ENTITY the entry of the merging shall be made in agreement with the instruction issued by the Bank Superintendency of Colombia for such purpose.

4.2. **Annex 6** includes the financial statements of both the ABSORBING and the ABSORBED ENTITY as of May 31, 2005, duly certified, with the statutory auditor´s opinion and accompanied with the respective notes, that include a detailed listing and assessment of their assets and liabilities and the data and figures taken from the accounting books of both entities and from the independent technical study that states the assessment of the entities, the methodology used and the related exchange relationship, for a better understanding of the merging terms.

5. Waiving Right

The waiving right, if applicable, with respect to the shareholders of the ABSORBING ENTITY and the ABSORBED ENTITY, as a result of the

merging, shall be exercised in agreement with the Financial System Organic By-Laws.

6. Governmental Authorizations

6.1. Bank Superintendency of Colombia

Upon approval of this merging agreement by the Shareholders General Assembly Meetings of both entities, the Bank Superintendency shall be advised under the terms provided on article 56 of the Financial System Organic By-Laws.

6.2. Superintendencia de Valores (Colombian Stock Exchange Comisión).

Pursuant to the first paragraph of article 1.2.4.41 of Resolution 400, 1995, issued by the General Assembly of Superintendencia de Valores, in the case of the merging of entities subject to the supervision of the Bank Superintendency and as long as there is no objection from such entity, the general rule provided in such article is not applicable, which states that issuers of bonds may not, while the issuance is in force, become merged, among others, unless authorized by the General Assembly of Security Holders, or are offered some of the options provided in such regulation.

Likewise, External Circular Letter number 12, 1998 from Superintendencia de Valores, established that no authorization is required from Superintendencia de Valores in case of merging of entities supervised by the Bank Superintendency.

In spite of the above, and considering that both entities are issuers of stocks traded at the Stock Market, they are subject to the control of Superintendencia de Valores, this entity has been advised about the progress of the process and after obtaining the approvals of this agreement, its hall be sent the minutes of the assembly and other relevant documents.

From the above, this agreement has been obtained and shall be subject to all the permissions and approvals required by the legislation.

7. Effective date of the merging.

The merging public deed stated on article 60 of the Financial System Organic By-Laws, shall be granted before a notary in the city of Bogota,

with previous obtaining of permissions and approval required by the law and the by-laws. For all legal effects and in agreement with provisions of article 60 of the Financial System Organic By-Laws, articles 172 and 178 of the Commerce Code, the merging date shall be the date when the public deed of the execution of the merging is granted. Therefore, since that date, the ABSORBED ENTITY becomes dissolved without liquidation.

Upon executing the merging by granting of the public deed its recording with the Mercantile Register shall proceed.

In order to modify the ownership of the real estate and other rights subject to register and recording, that belong to the ABSORBED ENTITY, they can be enumerated and listed on the merging deed or on an additional deed or explanatory document, recording on the folios the number of the real estate register number or identifying the register of the respective asset or right. This way the Public Instrument Registration Bureau or any other relevant entity can make the necessary recordings upon submitting a copy of the merging deed or additional deed, as indicated on paragraph 4, article 60 of the Financial System Organic By-Laws.

The real estate shall be surrendered, if necessary, based on the registers, inventories, balances and books of the ABSORBED ENTITY.

8. Authorizations

8.1. Activity of the Companies and Value Adjustment

The legal representatives of the ABSORBING ENTITY and the ABSORBED ENTITY are empowered to make the operations required by the activity of the companies until the execution date of the merging and to make the necessary adjustments on the equities, in agreement with the variations that may occur between May 31, 2005 and the execution date of the merging under the terms provided in this Merging Agreement.

8.2. Acts intended to completed the Merging

The Shareholders General Assembly of the ABSORBING ENTITY and the ABSORBED ENTITY shall authorize their legal representatives to make all the necessary acts to complete the merging operation and carry out all the required proceedings and fully empower them to execute the merging, its recording, issuance of shares and other necessary acts.

9. Documents that are part of this Agreement.

The following Annexes are an integral part of this Agreement:

(1) Certificates of existence and legal representation of Corporación Financiera del Valle S.A. issued by the Bank Superintendency of Colombian and the Chamber of Commerce of Cali (Annex No. 1)

(2) Certificates of existence and legal representation of Corporación Financiera Colombiana S.A. issued by the Bank Superintendency of Colombia and the Chamber of Commerce of Bogota . (Annex No.2)

(3) Abstracts of minutes No. 1555 and 1312 o f the Board of Directors of both the ABSORBING ENTITY and the ABSORBED ENTITY, respectively as of September 5th, 2005. (Annex No.3)

(4) Copy of the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC. (Annex No.4)

(5) Copy of Communication Letter No. 2005022337-10 dated June 16, 2005 of the Bank Superintendency of Colombia. (Annex No.5)

(6) Financial Statements of CORFIVALLE y CORFICOLOMBIANA as of May 31, 2005, duly certified and accompanied withe statutory auditor´s opinion. (Annex No.6)

10. Right of Inspection and Information to the shareholders of the ABSORBING ENTITY and the ABSORBED ENTITY.

Pursuant to the legal and statutory provisions related to the Inspection and Information Right, the management of the ABSORBING ENTITY and the ABSORBED ENTITY, shall have available to the shareholders at their respective head offices, the Merging Agreement Project, the Independent Technical Study and other annexes, for a period of fifteen (15) working days previous to the respective dates of the Shareholders General Assembly Meetings, so that the shareholders are duly informed about the merging process.

In witness whereof, this Merging Agreement Project is signed on September 5th, 2005, by the presidents of both companies.

(Signed)	*(Signed)*
Alejandro Zaccour Urdinola	**Pedro Nel Ospina Santa María**
President (CEO)	President (CEO)
Corporación Financiera	Corporación Financiera
del Valle S.A..	Colombiana S.A.

COMPROMISO DE FUSIÓN ENTRE LA CORPORACIÓN FINANCIERA DEL VALLE S.A. Y LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

Entre los suscritos a saber:

I. **ALEJANDRO ZACCOUR URDINOLA**, mayor de edad, domiciliado y residente en la ciudad de Cali, identificado con la cédula de ciudadanía No. 16.746.976 de Cali, actuando en su calidad de Presidente y Representante Legal de la **CORPORACIÓN FINANCIERA DEL VALLE S.A.**, lo cual acredita mediante certificados de existencia y de representación legal expedidos por la Superintendencia Bancaria y la Cámara de Comercio de Cali, que se adjuntan como **Anexo 1** de este Compromiso.

II. **PEDRO NEL OSPINA SANTA MARÍA,** mayor de edad, domiciliado y residente en Bogotá, identificado con la cédula de ciudadanía número 71.578.104 de Medellín, actuando en su calidad de Presidente y Representante Legal de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, lo cual acredita mediante certificados de existencia y de representación legal expedidos por la Superintendencia Bancaria y la Cámara de Comercio de Bogotá, que se adjunta como **Anexo 2** de este Compromiso.

La **CORPORACIÓN FINANCIERA DEL VALLE S.A.** y la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.,** celebramos el presente compromiso de fusión (el "Compromiso"), de acuerdo con las autorizaciones impartidas por las Juntas Directivas, según consta en las actas números 1555 de la **CORPORACIÓN FINANCIERA DEL VALLE S.A.** y 1312 de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, ambas de fecha septiembre 5 de 2005, un extracto de las cuales se adjunta a este documento como **Anexo 3**, que se rige por las siguientes:

CLÁUSULAS

1. Nombre de las Sociedades que se Fusionan y Generalidades.

1.1. La Corporación absorbente

Es CORPORACIÓN FINANCIERA DEL VALLE S.A., establecimiento de crédito constituido mediante escritura pública número 5710 del 27 de noviembre de 1961 de la Notaría Primera de la ciudad de Cali, domiciliada en la ciudad de Cali, sujeta a la vigilancia y control de la Superintendencia Bancaria de Colombia, en adelante la ENTIDAD ABSORBENTE.

Las acciones están inscritas en la Bolsa de Valores de Colombia S.A.

1.2. La Corporación absorbida

Es CORPORACIÓN FINANCIERA COLOMBIANA S.A., establecimiento de crédito constituida mediante escritura pública número 8507 del 18 de diciembre de 1959 de la Notaría Quinta de Bogotá, domiciliada en la ciudad de Bogotá, sujeta a la vigilancia y control de la Superintendencia Bancaria de Colombia y en tanto emisor en el mercado público de valores, se encuentra sujeta al control de la Superintendencia de Valores, en adelante la ENTIDAD ABSORBIDA.

Las acciones no están inscritas en la Bolsa de Valores de Colombia S.A.

2. Los motivos de la fusión y las condiciones en que se realizará.

El sector financiero colombiano ha sufrido cambios estructurales en los últimos quince años. El canal de crédito se ha expandido y los negocios financieros han aumentado y se han vuelto más complejos. Con anterioridad a la apertura económica, el canal de crédito de la economía era exclusivamente el sector bancario tradicional, hoy en día se tiene mercados de capitales y de divisas crecientes y en rápida evolución.

Actualmente, el canal de crédito intermediado sigue siendo una de las fuentes de recursos de la economía, sin embargo se han creado dos nuevos grandes mercados: el mercado de capital y el mercado de divisas. Este hecho ha implicado un cambio en la estructura del sector financiero y un incremento en la importancia de los inversionistas institucionales y mercados de capitales en la obtención de crédito para los sectores público y privado.

De esta forma, para entender la dinámica y futuras tendencias del sector financiero es importante tener en cuenta los tres principales mercados de la actualidad: (i) Crédito intermediado; (ii) Mercado de Capitales y (iii) Mercado de Divisas.

En este ambiente la ENTIDAD ABSORBENTE y la ENTIDAD ABSORBIDA cuentan con una plataforma y recursos que han

desarrollado a lo largo de los últimos años para aprovechar las oportunidades que un mercado como este ofrece.

En ese sentido una corporación ampliada con una importante participación en el mercado de capitales a través de sus inversiones de renta variable y su capacidad de inversión y rotación en las de renta fija, un conocimiento y liderazgo en el mercado de divisas colombiano, una banca de inversión fuerte y de prestigio, y mesas de distribución en las principales ciudades del país, constituirán atributos de vital importancia conformando un agente con mucho potencial en nuestro mercado financiero.

Este fortalecimiento que se propone a ustedes busca aprovechar al máximo las sinergias desarrolladas por las dos corporaciones, sumando beneficios de escala fruto de una organización de mayor tamaño, que redundara en una mejor y más completa atención a nuestros clientes. Con esta operación, en términos patrimoniales la entidad resultante se ubicaría dentro de las 5 entidades financieras del país.

2.1. Principales cifras de la entidad Integrada con los balances del mes de mayo de 2005.

Con base en los balances que empleó CITIGROUP GLOBAL MARKETS INC. para la valoración de las dos corporaciones, la ENTIDAD ABSORBENTE presentaría las siguientes cifras:

- Patrimonio de $903.502 millones y cumplirá ampliamente con los requisitos de capital y margen de solvencia establecidos por la ley.

- En materia de activos, se ubicará en un nivel de $4,3 billones, sustentado en los principales activos productivos que son en su orden: la cartera de crédito y las inversiones de renta variable y renta fija. En materia de pasivos crecerá de acuerdo al comportamiento de los activos, hasta el nivel de $3.4 billones.

- En cuanto a la cartera neta de la entidad, quedará con un saldo de $1.8 billones.

- Las inversiones de renta fija quedan con un monto de $0.9 billones en portafolio.

- El portafolio de renta variable quedará con un valor de $1.3 billones, donde las principales inversiones de las dos entidades serían:

(i) Compañías de la ENTIDAD ABSORBENTE:

Filiales Financieras	**%**
Leasing del Valle S.A.	94.5%
Fiduciaria del Valle S.A.	94.5%
Banco Corfivalle Panamá	100.0%
Casa de Bolsa S.A.	94.5%

Compañías del Sector Real	
Proyectos de Energía y Gas (Pesa S.A.)	94.5%
Inversiones de Energía y Gas S.A.	94.5%
Promotora de Energía y Gas	94.5%
Promigas	14.0%
Prodesal S.A.[1]	94.6%
Hoteles Estelar	84.3%
Lloreda S.A.	52.6%
Compañía Agropecuaria e Industrial Pajonales	94.5%
Proyectos de Infraestructura S.A. (pisa)	32.1%
Valora S.A.	94.9%
Colombina S.A.	7.6%
Concesionaria Tibitoc S.A.	33.3%
Gas Natural S.A.	1.9%

(ii) Compañías de la ENTIDAD ABSORBIDA:

Compañías del Sector Financiero	**%**
Leasing de Occidente S.A.	45.24%
Fiduciaria de Occidente S.A.	4.99%
Valores de Occidente S.A.	48.99%

Compañías del Sector Real	**%**
Promigas	10.29%
Estudios Proyectos e Inversiones de los Andes S.A.	94.5%
Coviandes S.A.	0.25%
Colombiana de Licitaciones y Concesiones Ltda.	99.9%
Sociedad de Inversiones en Energía S.A. (SIE-Terpel)	10.31%
Tejidos Sintéticos de Colombia S.A.	94.99%
Pizano S.A.	20.86%
Mineros S.A.	6.98%
Huevos Oro Ltda.	99.9%

1 Esta sociedad se encuentra en proceso de enajenación.

La composición del portafolio de renta variable resultante de la fusión de las Corporaciones que equivale a 1.3 billones de pesos, a 31 de mayo de 2005, sería la siguiente:


Financiero :
•Leasing de Occidente
•Leasing del Valle
•Fiduvalle
•Casa de Bolsa
•Banco Panamá
Alimentos
•Lloreda
•Colombina
•Huevos Oro
Infraestructur a:
•Promigas
•EEB
•Coviandes
•Pisa
•Tibitoc
Financiero 12%
Otras 1%
Alimentos 5%
Manofactura 2%
Minero 1%
Construcci ón 1%
Propiedad Ra íz 4%
Químico 7%
Hotelero 7%
Agroindustria 7%
Petroquimica 2%
Infraestructura 51%
Manufactura
•Tesicol
•Extrucol
Minero
•Mineros
Construcción
•Pizano
•Tablemac
Prop. Raiz
•Valora
Químico
•Prodesal
Hotelero
•Hoteles Estelar
•Hotel Santamar
Petroquímica :
•Terpel
Agroindustria
•Pajonales
•Unipalma

Se advierte que las cifras finales pueden diferir, dado que la contabilidad de la ENTIDAD ABSORBENTE reflejará los resultados contables a la fecha de otorgamiento de la escritura pública de fusión, luego del pronunciamiento de la Superintendencia Bancaria sobre la no objeción de la operación.

2.2 Condiciones Jurídicas en que se realizará la Fusión.

El presente Compromiso de Fusión se someterá a lo dispuesto en el Estatuto Orgánico del Sistema Financiero y a las demás disposiciones aplicables a este compromiso.

2.2.1 Como consecuencia de lo anterior, la ENTIDAD ABSORBENTE, a título de fusión emitirá e intercambiará, en los

términos que se señalan más adelante, acciones ordinarias sin sujeción al derecho de preferencia a favor de los accionistas de la ENTIDAD ABSORBIDA que se encuentren inscritos en el libro de registro de acciones en la fecha en la cual se otorgue la escritura pública que formalice la fusión.

2.2.2 La ENTIDAD ABSORBENTE aumentará su capital autorizado, actualmente de $1.000.000.000, a la suma de $1.600.000.000, con el objeto de permitir la emisión de las acciones ordinarias que sean necesarias para dar cumplimiento a la relación de intercambio de las acciones ordinarias de la ENTIDAD ABSORBENTE y la ENTIDAD ABSORBIDA.

2.2.3 La ENTIDAD ABSORBIDA se disuelve sin liquidarse y transferirá a la ENTIDAD ABSORBENTE como universalidad jurídica la totalidad de los activos, pasivos y patrimonio de que sea titular en el momento del otorgamiento de la escritura de fusión mediante la cual se protocoliza este Acuerdo, en los términos de los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio. La ENTIDAD ABSORBENTE aceptará la transferencia a su favor del dominio de los activos, e igualmente asumirá plenamente los pasivos que le serán transferidos, con el fin de integrar todo lo anterior a su patrimonio. Este proceso es irrevocable. Por lo tanto, concluirá con la fusión de las dos entidades.

2.2.4 Como consecuencia de la fusión por absorción y una vez formalizada ésta, la ENTIDAD ABSORBENTE adquiere como universalidad jurídica, la totalidad de los bienes y derechos incluyendo los relacionados con propiedad intelectual como marcas, enseñas, nombres comerciales, patentes y en general derechos susceptibles de protección, que posea la ENTIDAD ABSORBIDA, así como los bienes y derechos de cualquier clase que ésta última adquiera hasta el momento de consumarse la fusión.

2.2.5 La modificación del titular de los bienes inmuebles y demás bienes cuyo traspaso esté sujeto a registro, y que al momento de perfeccionarse la fusión sean de propiedad de la ENTIDAD ABSORBIDA, todos los cuales harán parte de la escritura de fusión o de las escrituras públicas adicionales de acuerdo con lo establecido en el numeral 4 del artículo 60 del Estatuto Orgánico del Sistema Financiero, se efectuará a favor de la ENTIDAD ABSORBENTE, mediante la anotación correspondiente ante las Oficinas de Registro competentes.

2.2.6 La transferencia en favor de la ENTIDAD ABSORBENTE de los bienes muebles de la ENTIDAD ABSORBIDA se efectuará mediante entrega física en bloque, adicionada con las notas de cesión, traspasos o endosos a que hubiere lugar y tomando como base los registros, inventarios, balances y libros de ENTIDAD ABSORBIDA.

2.3 Modificación razón social y domicilio social

A partir de la formalización de la fusión, y toda vez que la razón social de la ENTIDAD ABSORBIDA tiene un ámbito nacional, la ENTIDAD ABSORBENTE tendrá el nombre de CORPORACIÓN FINANCIERA COLOMBIANA S.A. pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., y tendrá como domicilio social la ciudad de Bogotá D.C.

2.4 Aspectos relativos a la libertad de competencia.

La fusión no implicará, directa o indirectamente limitaciones de ninguna índole a la libre competencia comercial, ni dará lugar al surgimiento de condiciones inequitativas en la prestación de los servicios propios de las entidades que participan en este proceso.

La ENTIDAD ABSORBENTE seguirá compitiendo en el mercado nacional, junto con las demás entidades de la misma naturaleza existentes en el país en las condiciones actualmente imperantes. Con ocasión de la presente fusión por absorción no habrá lugar a violación del régimen de libre comercio.

2.5 Estatutos para la sociedad que resulte del Proceso de Fusión

Serán los Estatutos de la ENTIDAD ABSORBENTE, con las modificaciones a que haya lugar, y que se determinen en la Asamblea General de Accionistas.

2.6 Aviso de Aprobación del Compromiso

Teniendo en cuenta que la ENTIDAD ABSORBENTE cumplirá con los requisitos de capital, los índices adecuados de patrimonio y las normas de solvencia vigentes, al momento de formalizarse la fusión, no procederá la publicación del aviso al público de que trata el artículo 174 del Código de Comercio. Lo anterior, de conformidad con

lo establecido por el artículo 59 del Estatuto Orgánico del Sistema Financiero.

2.7 Accionistas de la entidad absorbida

Una vez se perfeccione la fusión, mediante el otorgamiento de la escritura pública correspondiente, los accionistas de la ENTIDAD ABSORBIDA pasarán a ser accionistas de la ENTIDAD ABSORBENTE de acuerdo con la relación de intercambio determinada de conformidad con el Estudio Técnico Independiente realizado por CITIGROUP GLOBAL MARKETS INC., el cual se agrega al presente Compromiso como **Anexo No. 4**.

2.8 Estudio Técnico Independiente

De conformidad con el artículo 62 del Estatuto Orgánico del Sistema Financiero el intercambio de acciones resultantes de la fusión, se efectúa con base en los valores que arroja el Estudio Técnico Independiente, realizado en cada una de las entidades, en los términos de los numerales 2, 3 y 4 del mencionado artículo, efectuado por CITIGROUP GLOBAL MARKETS INC., firma de expertos, domiciliada en Nueva York (EUA), cuya idoneidad e independencia fue calificada previamente y para este caso por la Superintendencia Bancaria de Colombia, mediante el Oficio No. 2005022337-10 del 16 de junio de 2005. La citada comunicación se adjunta a este Compromiso como **Anexo No. 5**.

La valoración, los supuestos y explicación del método de valoración utilizado, se encuentran en el Estudio Técnico Independiente, que forma parte integral de este compromiso de fusión.

3. Método de Valoración para efectuar la Fusión y relación de Intercambio

3.1. Métodos de Valoración

En los términos del literal b), numeral 2 del artículo 56 del Estatuto Orgánico del Sistema Financiero, la valoración se realizó con base en los estados financieros del período intermedio de ambas corporaciones, al corte de 31 de mayo de 2005 debidamente dictaminados. Se establecieron los valores de las acciones de las ENTIDADES ABSORBENTE y ABSORBIDA, que se obtuvieron de acuerdo con la siguiente metodología de valoración:

En la evaluación del estudio independiente de valoración realizado por CITIGROUP GLOBAL MARKETS INC. se analizaron las dos compañías en su estado actual, sin cambios fundamentales en su direccionamiento estratégico. La fecha de valoración de las dos compañías fue mayo 31 de 2005.

Tanto la ENTIDAD ABSORBENTE como la ABSORBIDA cuentan con las siguientes líneas principales de negocios:

1. Portafolio de Inversiones de renta variable, el cual consiste en un conjunto de inversiones en más de 45 compañías, algunas listadas en la bolsa y otras no.

2. Negocio Bancario:

    a. Banca de Inversión, que consiste principalmente en:
        i. Actividades de tesorería incluyendo venta y negociación (trading) de deuda pública (TES), divisas y derivados;
        ii. Originación y distribución de títulos y créditos sindicados y;
        iii. Asesorías de finanzas corporativas.
    b. Banca Comercial, el cual consiste principalmente en préstamos a empresas medianas.

La valoración se obtuvo mediante la sumatoria del valor asignado por CITIGROUP GLOBAL MARKETS INC. a cada línea de negocios.

3.1.1. Metodología de Valoración del Portafolio de Inversiones

El Portafolio de Inversiones fue valorado examinando cada una de las compañías que lo componen. Para valorar estas compañías se utilizaron diferentes métodos incluyendo Modelos de Dividendos Descontados (MDD), Flujos de Caja Descontados (FCD), análisis de Compañías Comparables, Avalúos, Capitalización Bursátil y Valor en Libros. Una vez el valor del Portafolio de Inversiones fue calculado, sumando el valor de las diferentes compañías, se tuvieron en cuenta los impuestos (teniendo como base la diferencia entre el valor de mercado y su valor en libros). También la deuda que financia el Portafolio de Inversiones y sus costos operacionales asociados fueron restados para obtener su valor de mercado neto de participaciones.

3.1.2. Metodología de Valoración del Negocio Bancario

Para valorar el Negocio Bancario se elaboró un Modelo de Dividendos Descontados (MDD). Esta técnica de valoración es ampliamente utilizada para valorar instituciones financieras y tiene en cuenta que éstas son entidades reguladas que necesitan cumplir requerimientos mínimos de capital antes de pagar dividendos. En un MDD tanto el Balance General como el Estado de Resultados de la compañía se proyectan sobre un periodo relativamente largo de tiempo, 10 años.

3.2. Cálculo de la Relación de Intercambio

La determinación del valor de intercambio se ha efectuado con base en el Estudio Técnico Independiente elaborado por CITIGROUP GLOBAL MARKETS INC. y presentado a las Juntas Directivas de las ENTIDADES ABSORBENTE y ABSORBIDA, conforme a los estados financieros de ambas entidades, con corte al 31 de mayo de 2005.

De acuerdo con dicho Estudio, la participación patrimonial de cada una de las entidades es el siguiente:

	Participación %	No. de Acciones
CORFIVALLE	58.8%	86.024.347
CORFICOLOMBIANA	41.2%	1.115.661.286

La ENTIDAD ABSORBENTE, sustituirá las acciones de la ENTIDAD ABSORBIDA, por acciones de la ABSORBENTE, de valor nominal $10.

Las acciones de la ENTIDAD ABSORBENTE serán entregadas a los accionistas de la ENTIDAD ABSORBIDA, de acuerdo con lo siguiente:

	Acciones Iniciales	Acciones Entregadas	Acciones Recibidas	Acciones Finales	% Propiedad	Relación de Intercambio [b]
Corficolombiana	1,115,661,286	1,115,661,286	60,275,563	60,275,563	41.2%	0.0540
Corfivalle	86,024,347			86,024,347	58.8	
Total				146,299,910		

(b) número de acciones comunes de Corfivalle a recibir por cada acción de Corficolombiana

De conformidad con los estados financieros con corte al 31 de mayo de 2005, el patrimonio de ambas entidades es el siguiente:

	Patrimonio Cop. MM
CORFIVALLE	$534.323
CORFICOLOMBIANA	$369.179

De conformidad con lo anterior, el Valor Intrínseco por Acción de la SOCIEDAD ABSORBENTE es el siguiente:

Valor intrínseco = 903.502.000.000 / 146.299.910 = **$6.175,68**

Significa lo anterior que a cada acción de la ENTIDAD ABSORBIDA le corresponden 0.0540 acciones de la ENTIDAD ABSORBENTE, luego la relación de intercambio para las acciones de esta última entidad será la siguiente:

RELACION DE INTERCAMBIO

1 acción de la ABSORBIDA= 0.0540 acciones de la ABSORBENTE

3.2.1 Intercambio de acciones

3.2.1.1 La ENTIDAD ABSORBENTE liberará sin sujeción al derecho de preferencia, las acciones ordinarias que sean necesarias para dar cumplimiento a la fusión mediante el intercambio de acciones, sin requerirse reglamento de emisión, oferta pública, ni aprobación particular de parte de la Superintendencia Bancaria, en los términos del Artículo 60 numeral 5º del Estatuto Orgánico del Sistema Financiero. Estas acciones serán colocadas exclusivamente entre los accionistas de la ENTIDAD ABSORBIDA debidamente inscritos en sus libros a la fecha en que se otorgue la escritura pública que formalice la Fusión.

Para el intercambio de los títulos que se encuentren en DECEVAL, se aplicará el procedimiento establecido en el reglamento de dicha institución.

3.2.1.2 En el evento en que al efectuarse el intercambio, resultare a favor de los accionistas de la ENTIDAD ABSORBIDA una fracción de acción de la ENTIDAD ABSORBENTE, aquéllos tendrán derecho a negociar entre sí, hasta el día de registro de la escritura pública de formalización de la fusión, la fracción de acción para completar un número entero de acciones de la ENTIDAD ABSORBENTE, en los términos del numeral 5º del artículo 60 del Estatuto Orgánico del Sistema Financiero. El

valor de las fracciones que finalmente queden, se pagarán en efectivo, de acuerdo con lo indicado en el numeral 3.2.1.3.

3.2.1.3 Para los titulares inscritos que no ejercieron la opción de negociación, a que se refiere el numeral anterior, y previa entrega de los correspondientes títulos originales de las acciones de la ENTIDAD ABSORBIDA, la ENTIDAD ABSORBENTE pondrá a disposición de dichos titulares, en las oficinas situadas en la Carrera 13 No. 26 - 45 Piso 8 de la ciudad de Bogotá D.C., República de Colombia, el valor en efectivo correspondiente a las fracciones de acciones que no alcanzaren a completar el equivalente a una acción de la ABSORBENTE, se reconocerán al accionista en dinero siguiendo el Estudio Técnico Independiente elaborado por CITIGROUP GLOBAL MARKETS INC. aplicando la siguiente fórmula:

$$VA \times FA = VR$$

Donde: VA= El valor de la acción de la ABSORBENTE a 31 de mayo de 2005.
FA= Fracción de Acción de la ABSORBIDA resultante del intercambio.
VR= Valor a recibir por el accionista de la ABSORBIDA por el valor de la fracción de unidad de la ABSORBENTE.

Con todo, la ENTIDAD ABSORBENTE pondrá a disposición del respectivo accionista el valor de la acción o fracción de la acción de la ENTIDAD ABSORBIDA que no alcance para adquirir una acción de la ENTIDAD ABSORBENTE (VR) en las oficinas a que se hace referencia en el numeral 3.2.1.4. A partir de esta puesta a disposición, se tendrá por pagado su precio, y en consecuencia, se podrán cancelar los títulos de las acciones de la ENTIDAD ABSORBIDA.

En ningún caso las sumas puestas a disposición de los accionistas de la ENTIDAD ABSORBIDA causarán intereses o reajuste de precio a favor de dichos accionistas.

3.2.1.4. Los accionistas de la ENTIDAD ABSORBIDA podrán solicitar el intercambio de acciones a partir del día hábil siguiente al del registro de la escritura pública que formalice la fusión. Para tal efecto, dichos accionistas deberán hacer entrega física a la ENTIDAD ABSORBENTE, de los correspondientes títulos originales de acciones de la ENTIDAD

ABSORBIDA, sin perjuicio de quedar autorizada a partir de la fecha del registro de la escritura pública de fusión, para realizar la cancelación de todos los títulos de acciones de la ENTIDAD ABSORBIDA en los libros de éste. Previa verificación de los registros correspondientes, la ENTIDAD ABSORBENTE entregará los títulos de acciones a partir del día hábil siguiente, contado desde la fecha en que se recibieron los títulos de la ENTIDAD ABSORBIDA. Para el intercambio de las acciones, los accionistas de la ENTIDAD ABSORBIDA deben concurrir a la Carrera 13 No. 26 - 45 Piso 8 de la ciudad de Bogotá D.C., República de Colombia.

3.2.1.5. Las acciones ordinarias de la ENTIDAD ABSORBENTE que recibirán los accionistas de la ENTIDAD ABSORBIDA, darán derecho a un dividendo igual al que recibirán las acciones ordinarias de la ENTIDAD ABSORBENTE, actualmente en circulación, por concepto de distribución de utilidades que se llegaren a causar a partir del ejercicio social del año 2005, pagadero en los mismos términos.

4. Estados financieros para establecer las condiciones de la fusión

4.1. En los estados financieros de la ENTIDAD ABSORBENTE la *fusión se contabilizará de acuerdo con las instrucciones que al* respecto imparta la Superintendencia Bancaria de Colombia.

4.2. Para una mejor comprensión de los términos de la fusión, se acompañan los estados financieros de las ENTIDADES ABSORBENTE y ABSORBIDA, con corte a 31 de mayo de 2005 debidamente certificados, dictaminados y acompañados de la notas a dichos estados financieros, que contemplan la discriminación y valoración de sus activos y pasivos y los datos y cifras tomados de los libros de contabilidad y el estudio técnico independiente que consagra la valoración de las entidades, la metodología utilizada y la consecuente relación de intercambio como **Anexo 6**.

5. Derecho de Retiro

El ejercicio del Derecho de retiro, en caso de resultar aplicable, respecto de los accionistas de las ENTIDADES ABSORBENTE Y ABSORBIDA, como resultado de la fusión, se ejercerá de acuerdo con lo establecido en el Estatuto Orgánico del Sistema Financiero.

6. Autorizaciones Gubernamentales

6.1. Superintendencia Bancaria de Colombia

Una vez aprobado el presente compromiso de fusión por parte de las correspondientes Asambleas Generales de Accionistas de las sociedades, se dará aviso a la Superintendencia Bancaria, en los términos previstos en el artículo 56 del Estatuto Orgánico del Sistema Financiero.

6.2. Superintendencia de Valores.

De conformidad el parágrafo primero del artículo 1.2.4.41 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, en los casos de fusión de entidades sujetas a la vigilancia de la Superintendencia Bancaria y siempre que no exista objeción de tal entidad, no le es aplicable la regla general prevista en tal artículo, según la cual, los emisores de bonos no pueden, durante la vigencia de la emisión, fusionarse, entre otros, a menos que los autorice la Asamblea General de Tenedores de Bonos o se les ofrezca alguna de las opciones previstas en dicha norma.

De igual forma, la Circular Externa número 12 de 1998 de la Superintendencia de Valores, estableció que no se requiere autorización de la Superintendencia de Valores cuando se trate de fusión de entidades vigiladas por la Superintendencia Bancaria.

A pesar de lo anterior, y considerando que ambas entidades como emisores de valores que se transan en el Mercado Público de Valores, están sujetas al control de la Superintendencia de Valores, se le ha mantenido a esta entidad al tanto de los avances de este proceso y obtenidas las aprobaciones de este compromiso, se le harán llegar las actas de asamblea y demás documentos, que haya lugar.

En consideración a lo anterior, el presente compromiso ha obtenido y se sujetará a todos los permisos y aprobaciones que exija nuestra legislación.

7. Fecha a partir de la cual tiene efecto la fusión.

La escritura pública de fusión de que trata el artículo 60 del Estatuto Orgánico del Sistema Financiero, se otorgará ante un notario de la

ciudad de Bogotá, previa la obtención de los permisos y aprobaciones exigidos por la ley y los estatutos. Para todos los efectos legales en concordancia con lo establecido por los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio, la fecha de la fusión será la misma del otorgamiento de la escritura pública mediante la cual se formalice el acuerdo de fusión. En consecuencia, a partir de esa fecha, la ENTIDAD ABSORBIDA se disuelve sin liquidarse.

Una vez se formalice la fusión mediante el otorgamiento de la escritura pública, se procederá a la inscripción en el Registro Mercantil.

Para la modificación del titular del dominio de los inmuebles y demás derechos sujetos a registro e inscripción, pertenecientes a la ENTIDAD ABSORBIDA, bastará con que éstos se enumeren en la escritura de fusión o en escritura adicional o de aclaración y se relacionen los números de folios de matrícula inmobiliaria ó que se identifique el registro del bien o derecho respectivo, de tal forma que las Oficinas de Registro de Instrumentos Públicos ó quien tenga a cargo el registro o inscripción del bien o derecho respectivo, según su naturaleza, efectúe las anotaciones correspondientes con la sola presentación de copia de la escritura de fusión ó de la escritura adicional, tal como se señala en el numeral 4º del artículo 60 del Estatuto Orgánico del Sistema Financiero.

Los bienes muebles se entregarán, si fuere necesario, tomando como base los registros, inventarios, balances y libros de la ENTIDAD ABSORBIDA.

8. Autorizaciones

8.1. Actividad de las sociedades y ajuste de valor

Los representantes legales de la ABSORBENTE y la ABSORBIDA, quedan facultados para realizar las operaciones que demande la actividad de las entidades hasta la fecha de perfeccionamiento de la fusión y para realizar los ajustes correspondientes en los patrimonios, de acuerdo con las variaciones que se presenten entre el 31 de mayo de 2005 y la fecha de perfeccionamiento de la fusión en los términos del presente compromiso de fusión.

8.2. Actos tendientes al perfeccionamiento de la Fusión

La Asamblea General de Accionistas de la ABSORBENTE y de la ABSORBIDA autorizarán a sus representantes legales para efectuar todos los actos necesarios para el perfeccionamiento de la operación de fusión y realizar todos los trámites que se requieran y conferirle plenos poderes para formalizarla, su registro, emisión de acciones y demás actos necesarios.

9. Documentos que forman parte de este compromiso.

Hacen parte integral del presente Compromiso los siguientes Anexos:

(1) Certificados de existencia y representación legal de la Corporación Financiera del Valle S.A. expedidos por la Superintendencia Bancaria de Colombia y la Cámara de Comercio de Cali. (Anexo No.1)

(2) Certificados de existencia y representación legal de la Corporación Financiera Colombiana S.A. expedidos por la Superintendencia Bancaria de Colombia y la Cámara de Comercio de Bogotá. (Anexo No.2)

(3) Los extractos de actas Nos. 1555 y 1312 de las Juntas Directivas de las ENTIDADES ABSORBENTE y ABSORBIDA respectivamente de fecha 5 de septiembre de 2005. (Anexo No.3)

(4) Copia del Estudio Técnico Independiente realizado por CITIGROUP GLOBAL MARKETS INC. (Anexo No.4)

(5) Copia de Oficio No. 2005022337-10 del 16 de junio de 2005 de la Superintendencia Bancaria de Colombia. (Anexo No.5)

(6) Estados financieros de CORFIVALLE y CORFICOLOMBIANA a 31 de mayo de 2005, debidamente certificados y acompañados del dictamen emitido por el revisor fiscal. (Anexo No.6)

10. Derecho de Inspección e Información a los accionistas de las ENTIDADES ABSORBENTE y ABSORBIDA.

En cumplimiento de las disposiciones legales y estatutarias referentes al Derecho de Inspección e Información, la Administración de las

ENTIDADES ABSORBENTE y ABSORBIDA, pondrán a disposición en las oficinas de su domicilio principal el Proyecto de Compromiso de Fusión, el Estudio Técnico Independiente y los demás anexos correspondientes, por el término de quince (15) días hábiles anteriores a las respectivas fechas de celebración de las reuniones de las Asambleas Generales de Accionistas, con el objeto de que los accionistas cuenten con la mayor información posible.

Para constancia se firma el presente Proyecto de Compromiso de Fusión a los 5 días del mes de septiembre de 2005, por los presidentes de ambas corporaciones.

Alejandro Zaccour Urdinola
Presidente
Corporación Financiera
del Valle S.A..

Pedro Nel Ospina Santa María
Presidente
Corporación Financiera
Colombiana S.A.